Home Office: Harrison, NY Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

April 20, 2022

[VIA EDGAR]

Mr. Christopher Bellacicco, Esq.

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:	Transamerica Financial Life Insurance Company

Transamerica Variable Funds: Form N-4 Registration Statements (File No. 33-73734)

Transamerica Asset Allocation Variable Funds: Form N-3 Registration Statements

(File No. 333-08543)

Mr. Bellacicco:

This letter responds to comments that you provided via phone call on April 19, 2022, with respect to the above-referenced filings for the separate accounts of Transamerica Financial Life Insurance Company (“TFLIC”) relating to the Transamerica Variable Funds and Transamerica Asset Allocation Variable Funds variable annuities.

For your convenience, I have restated those comments below, and followed each comment with our response.

I. Transamerica Variable Funds/ Transamerica Asset Allocation Variable Funds Prospectus

Comment 1: Page 9 Base Contract Expenses – Please delete the management fees and other expenses line items per Form N-4 instructions.

Response: Disclosure has been revised. Please see attached.

Comment 2: Page 26 – Regarding prior comment: “Comment 19: Fixed Annuity: Please delete this sentence “The SEC staff has not reviewed…”. Previous comment to delete was only referring to the first sentence. Suggest restoring the second sentence.

Response: Disclosure has been revised. Please see attached.

Comment 3: Bar Chart Attachment – Under the inception date column – Please confirm that 12/31/21 is the correct inception date.

Response: Disclosure has been revised. Please see attached.

II. Transamerica Variable Funds/ Transamerica Asset Allocation Variable Funds Statement of Additional Information

Comment 4: Page 11 regarding the N-3 Investment policies. It appears that the language is a duplicate. If duplicative please remove.

Home Office: Harrison, NY Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

Response: Duplicate disclosures were deleted. Please see attached.

If you have any questions regarding these responses, please contact Brian Stallworth at 720-488-7884 or brian.stallworth@transamerica.com. I appreciate your assistance with this filing.

Sincerely,

/s/ Brian Stallworth

Brian Stallworth

Assistant General Counsel

Annual Total Returns (calendar years ended December 31)

Transamerica Asset Allocation - Intermediate/Long Horizon Subaccount

	Quarter Ended	Return

Best Quarter:	6/30/2020	6.67%
Worst Quarter:	3/31/2020	-4.42%

Average Annual Total Returns (periods ended December 31, 2021)

	1 Year	5 Years	10 Years	Inception Date
Transamerica Asset Allocation - Intermediate/Long Horizon Subaccount
Return before taxes	12.16%	10.24%	8.90%	12/31/1996

Annual Total Returns (calendar years ended December 31)

Transamerica Asset Allocation - Intermediate Horizon Subaccount

	Quarter Ended	Return

Best Quarter:	6/30/2020	15.07%
Worst Quarter:	3/31/2020	-13.53%

Average Annual Total Returns (periods ended December 31, 2021)

	1 Year	5 Years	10 Years	Inception Date
Transamerica Asset Allocation - Intermediate Horizon Subaccount
Return before taxes	9.11%	8.37%	7.16%	12/31/1996

Annual Total Returns (calendar years ended December 31)

Transamerica Asset Allocation - Short Horizon Subaccount

	Quarter Ended	Return

Best Quarter:	6/30/2020	19.10%
Worst Quarter:	3/31/2020	-17.90%

Average Annual Total Returns (periods ended December 31, 2021)

	1 Year	5 Years	10 Years	Inception Date
Transamerica Asset Allocation - Short Horizon Subaccount
Return before taxes	1.63%	3.79%	3.18%	12/31/1996